UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
 (Amendment No. 3)

Cardiogenesis Corporation
(Name of Subject Company (Issuer))

CL Falcon, Inc.
a wholly-owned subsidiary of
(Offeror)

CryoLife, Inc.
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

14159W-10-9
(CUSIP Number of Class of Securities)

Jeffrey W. Burris, Esq.
Vice President and General Counsel
CryoLife, Inc.
1655 Roberts Boulevard, NW
Kennesaw, Georgia  30144
(770) 419-3355
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
B. Joseph Alley, Jr., Esq. Arnall Golden Gregory LLP 171 17th Street, NW, Suite 2100 Atlanta, Georgia 30363-1031 (404) 873-8500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$24,902,247	$2,891.16

*      Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount is determined by multiplying 52,425,784 shares of Cardiogenesis Corporation (“Cardiogenesis”) common stock (representing the number of shares, including shares of common stock outstanding, options and warrants) by $0.457 per share, which is the offer price.

**   The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act and Fee Rate Advisory # 5 for fiscal 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,891.16	Filing Party: CL Falcon, Inc. and CryoLife, Inc.

Form or Registration No.: Schedule TO	Date Filed April 5, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) relating to the offer by CL Falcon, Inc., a Florida corporation (“Merger Sub”), and a wholly owned subsidiary of by CryoLife, Inc., a Florida corporation (“CryoLife”), to purchase outstanding shares of common stock, no par value (the “Shares”), of Cardiogenesis Corporation, a California corporation (“Cardiogenesis”), at a purchase price of $0.4570 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

ITEMS 4 and 11	Terms of the Transaction; Other Information

On April 18, 2011, CryoLife announced the expiration of the 20-day “go-shop” period under the previously announced Amended and Restated Agreement and Plan of Merger dated as of April 14, 2011 among CryoLife, Merger Sub and Cardiogenesis, as described in CryoLife’s press release dated April 18, 2011 which is filed as Exhibit (a)(5)(F) to this Schedule TO and incorporated herein by this reference.

ITEM 12	EXHIBITS.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(F)	Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 18, 2011, announcing the expiration of the “go-shop” period.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOLIFE, INC.

By:	/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Date:	April 18, 2011

CL FALCON, INC.

By:	/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Vice President, Finance
Date:	April 18, 2011

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated April 5, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Complaint filed in the Superior Court of the State of California, Orange County, captioned Patrick J. Grace v. Paul McCormick, Marvin Slepian, Gregory Waller, Ann Sabahat, Raymond Cohen, Cardiogenesis Corporation, CryoLife, Inc, and CL Falcon, Inc. (Case No. 30-2011-00464472-CU-SL-CXC).*

(a)(1)(G)
Complaint filed in the Superior Court of the State of California, Orange County, captioned Marion William Habiak vs. Cardiogenesis Corporation John McCormick, Raymond W. Cohen, Ann T. Sabahat, Marvin J. Slepian, Gregory D. Waller, CryoLife, Inc, CL Falcon, Inc., and Does 1 through 20, inclusive, (Case No. 30-2011-00464844-CU-SL-CXC).*

(a)(5)(A)
Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated March 29, 2011, announcing the execution of the Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).*

(a)(5)(B)	Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 5, 2011, announcing the commencement of the Offer. *

(a)(5)(C)	Slide Presentation dated March 29, 2011 (incorporated by reference to Exhibit 99.2 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).*

(a)(5)(D)
Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 15, 2011, announcing the execution of the Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on April 15, 2011).*

(a)(5)(E)	Current Report on Form 8-K filed on April 15, 2011 (filed separately on April 15, 2011 and incorporated herein by reference).*

(a)(5)(F)	Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 18, 2011, announcing the expiration of the “go-shop” period.

(d)(1)
Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 2.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on April 15, 2011).*

(d)(2)
Support Agreement, dated as of March 28, 2011, by and between CryoLife, Inc., and certain shareholders of Cardiogenesis listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Cardiogenesis Corporation’s Current Report on Form 8-K filed on March 29, 2011). *

(d)(3)	Mutual Confidential Disclosure Agreement, dated October 6, 2009, by and between Cardiogenesis Corporation and CryoLife, Inc. *

(d)(4)	Mutual Confidential Disclosure Agreement, dated September 29, 2010, by and between Cardiogenesis Corporation and CryoLife, Inc.*

* Previously filed.